94

02049797

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golconda Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3167   FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02

GOLCONDA RESOURCES LTD.

Consolidated Financial Statements

For the years ended December 31, 2001 and 2000

D I C K ^ C O O K ^ S C H U L L I

Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 15, 2002

Dick Cook Schulli
CHARTERED ACCOUNTANTS

SUITE 555, 999 - 8 STREET S.W. CALGARY, ALBERTA T2R 1J5
Phone (403) 245-1717 Fax (403) 244-8306

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheet

As at December 31, 2001 and 2000

	2001	2000
Assets		
Current		
Cash	$ -	$ 43,183
Accounts receivable	17,087	21,987
Prepaid expenses	916	472
	18,003	65,642
Mineral properties and deferred expenditures - Note 4	3,410,336	1,822,702
Capital - Note 5	6,012	5,204
Mineral reclamation deposits	40,900	35,400
	$ 3,475,251	$ 1,928,948
Liabilities		
Current		
Bank indebtedness	$ 1,714	$ -
Accounts payable and accrued liabilities	611,520	258,986
Loan payable	25,000	-
	638,234	258,986
Nature of operations - Note 1		
Commitment - Note 10		
Shareholders' Equity		
Share capital - Note 6	9,595,825	8,239,425
Deficit	(6,758,808)	(6,569,463)
	2,837,017	1,669,962
	$ 3,475,251	$ 1,928,948

Approved by the Board:

_______________, **Director**

_______________, **Director**

GOLCONDA RESOURCES LTD.

Consolidated Statement of Loss and Deficit

For the years ended December 31, 2001 and 2000

	2001	2000
Expenses and other		
Abandonments of mineral properties and deferred expenditures, net of recoveries	$ 643	$ 198,689
Amortization	1,992	1,535
General and administrative	183,302	172,489
Property evaluations	3,408	-
	189,345	372,713
Net loss	(189,345)	(372,713)
Deficit, beginning of year	(6,569,463)	(6,196,750)
Deficit, end of year	$ (6,758,808)	$ (6,569,463)
Basic loss per share	$ (0.01)	$ (0.01)

GOLCONDA RESOURCES LTD.

Consolidated Statement of Cash Flows

For the years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used for):		
Operating activities		
Net loss	$ (189,345)	$ (372,713)
Add items not affecting cash		
Abandonments of mineral properties and deferred expenditures	-	324,181
Settlement of exploration payables	-	(125,492)
Amortization	1,992	1,535
	(187,353)	(172,489)
Net change in non-cash working capital items		
Accounts receivable	4,900	8,388
Prepaid expenses	(444)	(12)
Accounts payable and accrued liabilities	352,534	(138,927)
Loans payable	25,000	-
	194,637	(303,040)
Financing activities		
Issue of shares for cash		
on private placement	692,500	250,000
on exercise of warrants	76,000	313,340
on exercise of options	127,500	288,250
Costs of issuing shares	(4,600)	(1,017)
	891,400	850,573
Investing activities		
Proceeds from sale of capital assets	-	186
Acquisition of capital assets	(2,800)	(399)
Deferred exploration expenditures paid	(1,122,634)	(569,593)
Mineral reclamation deposits paid	(5,500)	-
	(1,130,934)	(569,806)
Decrease in cash	(44,897)	(22,273)
Cash, beginning of year	43,183	65,456
Cash (bank indebtedness), end of year	$ (1,714)	$ 43,183
Supplemental cash flow information		
Cash taxes paid	$ -	$ -
Cash interest paid	-	-
Supplemental disclosure of non-cash investing and financing activities		
Issuance of common shares on acquisition of mining claims	465,000	-

See accompanying notes

Note 1 - Nature of Operations

The Company is in the process of evaluating its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, satisfaction of related commitments, confirmation of the Company's interest in the underlying mineral claims, environmental considerations, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or alternatively upon the ability of the Company to dispose of properties or its interests therein on an advantageous basis.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company's ability to continue as a going concern is dependent upon its ability to raise additional share capital, and thereafter attain profitable operations through production, generate working capital sufficient to meet current and future obligations and the continued support of the various creditors, lenders and shareholders. It is not possible to predict whether any financing efforts will be successful or if the Company will attain profitable levels of operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and the classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Note 2 - **Significant Accounting Policies** *(Continued)*

b) Mineral properties and deferred expenditures

Acquisition and deferred expenditures, which include the direct costs of acquiring, maintaining, exploring and developing properties and other costs directly related to specific properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned, the related costs are charged to operations. The amounts shown for mineral properties and deferred expenditures represent expenditures to date less amounts written-off and do not necessarily reflect present or future values.

c) Other capital assets and related amortization

The Company provides for amortization on other capital assets using the declining balance method at annual rates of 20% to 30%.

d) Impairment

The Company assesses the carrying values of its mineral property and deferred exploration costs and capital assets for impairment when circumstances indicate such amounts may not be recoverable from future operations. Generally, assets to be held and used in operations are considered impaired if the sum of expected undisclosed future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. Based on its review, management does not believe any impairment has occurred.

e) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

f) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities and operations are translated at the exchange rate prevailing at the transaction date.

Note 2 - Significant Accounting Policies *(Continued)*

g) Loss per share

The Company has retroactively adopted the new standard for the computation and disclosure of loss per share. Under the new standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.

Basis loss per share is calculated based on the weighted average number of shares outstanding during the year of 30,727,000 (2000 - 27,411,000). Fully diluted loss per share is not shown as it is anti-dilutive.

h) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

No recognition of future income tax assets has been reflected in these financial statements as the Company has yet to achieve profitable operations.

i) Stock option plan

The issue of options under the Company's stock option plan is treated as a capital transaction for accounting purposes when the options are exercised. Accordingly, the grant of options does not give rise to compensation expense.

j) Recent accounting pronouncements

In December 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective for the Company's fiscal year beginning January 1, 2002, the new section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the section encourages but does not require that a fair-value based approach be used. The Section also addresses the accounting for stock appreciation rights and awards to be settled by cash, other financial assets and equity. The Company does not expect the adoption of this section to have an initial material impact on its consolidated financial statements.

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

For the years ended December 31, 2001 and 2000

Note 3 - Business Acquisition

On May 3, 2001 the Company acquired all of the issued and outstanding shares of 885301 Alberta Ltd. through the issuance of 1,500,000 common shares at a deemed price of $0.30 for total purchase cost of $450,000.

The transaction was completed at arms length and is recorded using the purchase method. The only assets of the Company are its interests in mining claims in the following properties:

Shulin Lake, Alaska
Wapawekku, Saskatchewan
Peter Lake, Saskatchewan
Big Sandy Lake, Saskatchewan

The fair value of the mining claims acquired at May 3, 2001 is $450,000.

Results of operations have been included in the consolidated financial statements from the date of acquisition of May 3, 2001.

Note 4 - Mineral Properties and Deferred Expenditures

	Mineral Properties	Deferred Exploration Expenditures	Total 2001	Total 2000
Canada				
Ennis Lake, Saskatchewan	$ 15,149	$ 552,496	$ 567,645	$ 576,167
Peter Lake, Saskatchewan	201,545	215,340	416,885	256,138
Wapawekka, Saskatchewan	153,181	828,783	981,964	184,438
Big Sandy Lake, Saskatchewan	45,000	-	45,000	-
West Lake, Saskatchewan	-	127,229	127,229	-
Lone Peak, British Columbia	23,700	30,698	54,398	-
	438,575	1,754,546	2,193,121	1,016,743
United States				
South Monitor, Nevada	124,497	661,930	786,427	694,883
Ralston Valley, Nevada	13,961	119,810	133,771	111,076
Shulin Lake, Alaska	138,210	158,807	297,017	-
	276,668	940,547	1,217,215	805,959
	$ 715,243	$2,695,093	$3,410,336	$1,822,702

Note 4 - Mineral Properties and Deferred Expenditures *(Continued)*

Lone Peak, British Columbia

Effective October 15, 2001, the Company acquired an option to earn a 90% interest in 54 claims in Lone Peak, British Columbia, subject to a 2% royalty. For consideration, the Company issued 50,000 common shares at a deemed price of $0.30 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the acquisition at a deemed price to be determined at the date of issuance.

In addition, the Company is required to incur the following exploration expenditures as follows:

Incurred by	Expenditures
October 15, 2002	$ 75,000
October 15, 2003	100,000
October 15, 2004	125,000
October 15, 2005	150,000

As at December 31, 2001, the Company has incurred exploration expenditures of $30,698 on the property.

South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001.

To date the Company has incurred expenditures of approximately $535,000 U.S. on the property and is currently in negotiations on an extension of the expenditure commitment. Management of the Company believe they will be successful in securing the commitment extension.

Note 5 - Capital Assets

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,202	$ 3,274	$ 3,892
Computer equipment	8,328	5,590	2,738	1,312
	$ 18,804	$ 12,792	$ 6,012	$ 5,204

Note 6 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance – December 31, 1999	25,906,234	$ 7,388,852
Issued for cash		
Pursuant to private placements (net of share issue costs of $1,017)	500,000	248,983
Pursuant to exercise of stock options	1,173,000	288,250
Pursuant to exercise of warrants	1,122,000	313,340
Balance, December 31, 2000	28,701,234	8,239,425
Issued for cash		
Pursuant to private placement (net of share issue costs of $4,600)	2,150,000	687,900
Pursuant to exercise of stock options	450,000	127,500
Pursuant to exercise of warrants	160,000	76,000
Issued on acquisition of mineral claims	1,550,000	465,000
Balance, December 31, 2001	33,011,234	$ 9,595,825

Note 6 - Share Capital *(Continued)*

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is three years.

A summary of the status of the stock option plan as of December 31, 2001 and 2000 and changes during the years then ended is presented below:

	2001		2000	
	Stock Options	Weighted Average Exercise Price ($)	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,725,000	0.43	2,398,000	0.35
Granted	950,000	0.33	1,550,000	0.40
Exercised	(450,000)	0.28	(1,173,000)	0.25
Expired	(50,000)	0.25	(50,000)	0.15
Outstanding, end of year	3,175,000	0.42	2,725,000	0.43
Exercisable, end of year	3,175,000		2,725,000	

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	75,000	April 11, 2002
$ 0.60	700,000	June 6, 2002
$ 0.40	1,100,000	July 19, 2003
$ 0.40	350,000	September 25, 2003
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 23, 2004
	3,175,000	

Note 6 - **Share Capital** *(Continued)*

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2001 and 2000 and changes during the years then ended is presented below:

	2001		2000	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	500,000	0.60	1,572,000	0.35
Issued	2,150,000	0.34	500,000	0.60
Exercised	(160,000)	0.48	(1,222,000)	0.35
Expired	(340,000)	0.60	(350,000)	0.35
Outstanding, end of year	2,150,000	0.34	500,000	0.60

The following table summarizes information about common share purchase warrants outstanding of December 31, 2000:

Number of Warrants	Exercise Entitlement	Exercise Price per Share	Expiry Date
1,200,000	one share for each warrant	$ 0.33	June 3, 2002
950,000	one share for each warrant	$ 0.35	October 18, 2002

Note 7 - Income Taxes

(a) Expected income tax expense

The provision for income taxes differs from the results which would be obtained by applying the combined Federal and Provincial tax rate of approximately 44% to the loss before income taxes. This difference results from the following items:

	2001	2000
Expected income tax (recovery)	$ (83,000)	$ (164,000)
Share issue costs deducted	(1,000)	(1,000)
Property abandonment in subsidiary	-	143,000
Other	1,000	1,000
Non-recognition of tax loss carry forwards	83,000	21,000
Provision for income taxes	$ -	$ -

(b) Future income taxes

The components of the net future income tax asset are as follows:

	2001	2000
Future income tax asset:		
Mineral properties and deferred expenditures	$ 1,100,000	$ 440,000
Capital assets	6,000	5,000
Tax loss carry forwards	436,000	407,000
Share issue costs	14,000	4,600
	1,556,000	856,600
Valuation allowance	(1,556,000)	(856,600)
Future income tax asset	$ -	$ -

Note 7 - Income Taxes *(Continued)*

(c) Loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $990,000 and net operating losses for United States income tax purposes of approximately $4,500,000 USD, the related benefits of which have not been reflected in these consolidated financial statements. Unless sufficient taxable income is earned in Canada, the Canadian losses will expire as follows:

2002	$ 72,000
2003	108,000
2004	137,000
2005	150,000
2006	173,000
2007	164,000
2008	186,000

The losses for United States income tax purposes expire at various dates until the year 2015. In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

(d) Tax pools

The Company has available the following approximate amounts which may be deducted, at annual rates indicated, in determining taxable income of future years.

	Rate	2001	2000
Canadian resource expenditures	100%	$ 2,200,000	$ 1,000,000
Foreign exploration and development expense	10%	297,000	-
Capital cost allowance	20 - 30%	19,000	16,000
Share issue costs deductible	20%	6,000	4,000

Note 8 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States. Operations and identifiable assets by geographic region are as follows:

	2001	2000
Operating loss		
Canada	$ 184,723	$ 163,555
United States	4,622	209,158
	$ 189,345	$ 372,713
Identifiable assets		
Canada	$ 2,221,880	$ 1,088,352
United States	1,253,371	840,596
	$ 3,475,251	$ 1,928,948

	2001	2000
Capital expenditures		
Canada	$ 714,177	$ 466,535
United States	411,257	103,457
	$ 1,125,434	$ 569,992

Note 9 - Related Party Transactions

During the year the Company entered into the following transactions with related parties:

(a) The Company paid to its directors, either directly, or indirectly, the following amounts:

	2001	2000
For deferred exploration expenditures	$ 100,580	$ 25,001
For general and administrative costs	16,500	17,724

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

Note 9 - Related Party Transactions ***(Continued)***

(b) At the end of the year, the amounts due to related parties were as follows:

	2001	2000
Due to directors	$ 5,723	$ -

Included in accounts receivable at December 31, 2001 is $1,617 (2000 - $Nil) due from a director and in accounts payable at December 31, 2001 is $7,340 (2000 - $Nil) due to directors.

The balances due to related parties are interest-free and unsecured. The amounts will be paid in the normal course of operations.

Note 10 - Commitment

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11 - Financial Instruments

Credit risk exposures

As the Company is currently in the exploration phase there are no operating accounts receivable and accordingly the Company's exposure to credit risk is minimized.

Interest rate risk exposure

All of the Company's financial instruments are non-interest bearing, thereby minimizing exposure to interest rate risk.

Fair values

The fair values of cash, accounts receivable, accounts payable and accrued liabilities and related party advances approximate their carrying values given the expected short term to maturity of these instruments.

#82-3167

02 SEP -4 AM 12:41

GOLCONDA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Shareholders of Golconda Resources Ltd. (the "Corporation") will be held at the Kananaskis Room, Delta Bow Valley Hotel, 209 Fourth Avenue S.E., Calgary, Alberta, on Friday, **June 28, 2002** at 3:00 pm (Calgary time) for the following purposes:

1 To receive and consider the Annual Report of the Directors and the Financial Statements of the Corporation for the fiscal year ended December 31, 2001, accompanied by the report of the Auditors;

2. To elect Directors for the ensuing year;

3. To appoint Dick Cook Schully, Chartered Accountants, as Auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MAY 17, 2002 WILL BE ENTITLED TO RECEIVE NOTICE OF AND VOTE AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN, DATE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ADDRESSED ENVELOPE PROVIDED. YOUR PROXY FORM DULY COMPLETED MUST REACH THE OFFICES OF CIBC MELLON TRUST COMPANY, 600, 333 – 7TH AVENUE S.W., CALGARY, ALBERTA T2P 2Z1 AT LEAST 48 HOURS BEFORE THE MEETING, OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice. Copies of the Annual Report of the Directors and Audited Financial Statements for the fiscal year ended December 31, 2001 are also enclosed.

DATED at Calgary, Alberta, this 17th day of May, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

G. Liedtke

Guenter J. Liedtke,
President & CEO

GOLCONDA RESOURCES LTD.

INFORMATION CIRCULAR

For The Annual General Meeting of Shareholders to be held on Friday, June 28, 2002

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by Management of Golconda Resources Ltd. (the "Corporation") for use at the Annual General Meeting of the Shareholders of the Corporation (the "Meeting") to be held in Calgary, Alberta, on Friday, **June 28, 2002** at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. The solicitation of proxies will be primarily by mail, but may also be by telephone, or other communications by the directors and officers of the Corporation, at no additional compensation. All costs in connection with this solicitation will be borne by the Corporation.

SHAREHOLDERS ENTITLED TO VOTE

The Directors of the Corporation have fixed **May 17, 2002** as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting. Only shareholders of record at the Record Date are entitled to receive notice of and vote at the meeting, except that if a shareholder transfers the ownership of any of his shares after the Record Date and the transferee of those shares establishes that he owns such shares and demands not later than ten (10) days before the Meeting that his name be included in the list of shareholders, such transferee is entitled to vote such shares at the Meeting. Each Common Share carries the right to one vote on a ballot at the Meeting

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the accompanying Form of Proxy to represent the shareholders are directors of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR PERSONS (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AT THE MEETING OTHER THAN THE PERSONS DESIGNATED BY MANAGEMENT. THIS RIGHT MAY BE EXERCISED BY CROSSING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND LEGIBLY INSERTING THE NAME OF THE SHAREHOLDER'S NOMINEE(S) IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE, OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY.**

A Proxy will not be valid unless the completed, dated and signed form of proxy is deposited with the Company's Registrar and Transfer Agent: CIBC Mellon Trust Company, 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting or any adjournment thereof. The Chairman of the Meeting may in his discretion accept proxies received after this time, up to and including the time of the Meeting or any adjournment thereof.

A shareholder who has given a proxy, or his attorney authorized in writing, may revoke it by instrument in writing executed by the shareholder or its attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W. Calgary, Alberta, T2P 2Z1, or at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof.

DISCRETIONARY AUTHORITY

All shares represented at the meeting by properly executed proxies will be voted in accordance with the instructions of the shareholders on any ballot that may be called for; where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the shares will be voted in favour of: (1) THE ELECTION OF DIRECTORS PROPOSED BY MANAGEMENT; AND (2) THE RE-APPOINTMENT OF DICK COOK SCHULLI, CHARTERED ACCOUNTANTS, AS THE AUDITORS OF THE COMPANY, AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION. THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE

PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THOSE MATTERS IDENTIFIED IN THE PROXY AND NOTICE OF ANNUAL GENERAL MEETING. As at the date of this Information Circular, management of the Corporation is not aware of any amendments or variations on the matters identified in the Notice of Meeting or of other matters that are to be presented for action at the Meeting.

Advice To Beneficial Shareholders

The information set forth in this section is of significant importance to Shareholders who do not hold their shares in their own name ("beneficial shareholders").

Beneficial shareholders should note that only proxies deposited by shareholders whose name appears on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registered name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co., which company acts as nominee for many U.S. brokerage firms. Shares held by brokers or their nominees can only be voted upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from client to Independent Investor Communications Corporation ("IICC). IICC mails the proxy material to the beneficial shareholders and asks them to return the proxy forms to IICC.

Please note that beneficial shareholders who receive their Meeting materials via IICC or ADP Proxy Services ("ADP") must return the proxy forms, once voted, to IICC or ADP for the proxy to be valid.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the date hereof, the Corporation has 34,011,234 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

May 17, 2002 is the Record Date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 10 days before the meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

1. **Election of Directors**

Management of the Corporation proposes to nominate the persons named below, and the persons appointed in the accompanying form of proxy intend to vote for the election of those persons as directors of the Corporation. All of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next Annual General Meeting, or until their successors are duly elected or appointed, or until a director vacates his office or is replaced.

Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are set out below:

Name And Municipality Of Residence	Number of Shares Beneficially Owned	Offices Held and Date became a Director	Principal Occupation
Terry S. C. Chan [1] Calgary, Alberta	263,000	Treasurer and Director since April 1999	Businessman. Realtor with Realty-World
Robert E. Crancer St. Louis, Missouri	835,500	Director since February 1995	Retired businessman
Howard G. Coopersmith Fort Collins, Colorado	90,000	Director since June 1995	Self-employed Professional Geologist.
Reynoudt Jalink [1] Calgary, Alberta	40,000	Director since April 1999	Businessman. President of Jalink Sport Agency, Inc.
Guenter J. Liedtke [1] Calgary, Alberta	827,051	President and CEO, Director since November 1986	P. Geol. President of G. J. Liedtke Consulting Ltd
Lyle Pederson Toledo, Ontario	432,000	Director since June 1995	Retired federal senior executive

(1) Member of the Audit Committee.

2. Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation to serve until the close of the next annual meeting of shareholders of the Corporation, or until they resign or are removed from office as provided by law or by the Corporation's by-laws, and to authorize the directors to fix their remuneration. Dick Cook Schulli, Chartered Accountants, were appointed auditors in 1999.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

There is one executive officer of the Corporation, Guenter J. Liedtke, President, (the "Executive Officer"). During the Corporation's fiscal year ended December 31, 2001, the Executive Officer was paid a consulting compensation of $59,850 (2000: $57,750; 1999: $62,650). See " Management Contracts".

On August 23, 2001, 50,000 director stock options were granted to the Executive Officer exercisable at $0.35 per share until August 23, 2004. On March 28, 2001, the Executive Officer exercised 100,000 options at a price of $0.40 per share for total proceeds of $40,000.

Compensation of Directors

No Directors' fees or other compensation or benefits are paid to directors of the Corporation for their services as directors. There are no pension or retirement benefits payable to the directors or officers of the Corporation in that capacity.

Stock Option Plan

Pursuant to the Corporation's Stock Option Plan, approved by the shareholders at the Annual Meeting held on June 22,

1989, stock options to directors, officers and employees of the Corporation can be granted in a total amount up to a maximum of 10% of its total issued and outstanding common shares. As at the date hereof, 3,100,000 common shares are reserved for issuance pursuant to the exercise of stock options.

Options Granted During the Fiscal Year ended December 31, 2001

On January 15, 2001, 150,000 options to purchase common shares were granted to one director exercisable at a price of $0.30 per share until January 14, 2004; on April 24, 2001, 150,000 options to purchase common shares were granted to one director exercisable at a price of $0.30 per share until April 23, 2004; and on August 23, 2001, aggregate 650,000 options were granted to the Executive Officer and two directors exercisable at a price of $0.35 per share until August 23, 2004.

Options Exercised during the Fiscal Year ended December 31, 2001

On January 14, 2001, 50,000 stock options were exercised by one director at $0.25 per share for total proceeds of $12,500; on March 28, 2001, 100,000 stock options were exercised by the executive officer at $0.40 per share for total proceeds of $40,000; on June 27, 2001, 100,000 stock options were exercised by one director at $0.25 per share for total proceeds of $25,000; and on June 29, 2001, 200,000 stock options were exercised by one director at $0.25 per share for total proceeds of $50,000.

Effective March 28, 2001, 50,000 employee stock options expired.

The following stock options remain outstanding and unexercised as of the date hereof:

Name	Date Of Grant	Number of Options	Exercise Price ($)	Expiry Date
Guenter J. Liedtke President and Director	June 7, 1999 July 20, 2000 August 23, 2002	400,000 300,000 250,000	0.60 0.40 0.35	June 6, 2002 July 19, 2003 August 23, 2004
Terry S. C. Chan Treasurer and Director	January 15, 2001	150,000	0.30	January 14, 2004
Howard G. Coopersmith Director	July 20, 2000 August 23, 2001	150,000 200,000	0.40 0.35	July 19, 2003 August 23, 2004
Robert E. Crancer Director	June 7, 1999 July 20, 2000	300,000 250,000	0.60 0.40.	June 6, 2002 July 19, 2003
Reynoudt Jalink Director	April 24, 2001	150,000	0.30	April 23, 2004
Lyle Pederson Director	July 20, 2000 August 23, 2001	150,000 200,000	0.40 0.35	July 19, 2003 August 23, 2004
Fosca V. Benvenuti Secretary	July 20, 2000	100,000	0.40	July 19, 2003
Employees Employee	July 20, 2000 September 26, 2000	150,000 350,000	0.40 0.40	July 19, 2003 September 25, 2003

Subsequent to the year-end, effective April 11, 2002, 75,000 stock options exercisable at a price of $0.25 per share expired.

INDEBTEDNESS OF OFFICERS AND DIRECTORS

No director, officer or their respective associates or affiliates is or has been indebted to the Corporation during the last completed financial year ended December 31, 2001.

MANAGEMENT CONTRACTS

Services to the Corporation provided by Guenter J. Liedtke, Executive Officer, are made available to the Corporation through his private corporation, G. J. Liedtke Consulting Ltd., of Calgary, Alberta. Pursuant to an agreement between the Corporation and G. J. Liedtke Consulting Ltd. (the "Consultant") dated December 3, 1986, the services are offered for cash on a per day or per hour basis. During the last completed financial year, cash compensation equal to $59,850 was paid to the Consultant.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the insiders of the Corporation or any of their associates or affiliates has or has had any material interest, direct or indirect in any transaction since incorporation of the Corporation, or in any proposed transaction that has materially affected or would materially affect the Corporation.

OTHER BUSINESS

While there is no other business than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

APPROVAL OF CIRCULAR

The contents and sending of this Management Information Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at the City of Calgary, in the Province of Alberta, May 17, 2002.

G. Liedtke

Guenter J. Liedtke
President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

INSTRUMENT OF PROXY
for the
Annual General Meeting of Shareholders
June 28, 2002
Proxy Solicited By Management

THE UNDERSIGNED shareholder of Golconda Resources Ltd. (the "Corporation"), hereby appoints Guenter J. Liedtke, President of the Corporation, or failing him, Terry S. C. Chan, Treasurer of the Corporation, or instead of either of them, ________________________________, as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual General Meeting of the Shareholders of the Corporation to be held on Friday, June 28, 2002 at 3:00 pm in the Kananaskis Room, Delta Bow Valley Hotel, 209 Fourth Avenue S.E., Calgary, Alberta and at any adjournments thereof, and to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR ____ OR WITHHOLD FROM VOTING ____** the election of Directors of the Company proposed by management and referred to in the Information Circular;

2. **FOR ____ OR WITHHOLD FROM VOTING ____** the appointment of Dick Cook Schulli, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration; and

3. At the discretion of said proxyholder, upon any amendments of any of the above matters and any other matter which may properly come before the meeting, or any adjournment(s) thereof.

THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED BY THE NOMINEE(s) HEREBY APPOINTED, AT ANY POLL, AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIV EN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY INSERTED IN THE BLACK SPACE PROVIDED.

The undersigned hereby revokes any proxies previously given.

DATED At ________________________________, the ______ day of ______________________, 2002.

________________________________ **Shareholder (*signature*)**

________________________ **Number of Shares Voted**

________________________________ **Name of Shareholder (*please print*)**

NOTES:

1. This form of proxy, to be valid, must be dated and signed by the shareholder or his attorney authorized in writing.

2. If the Shareholder is a corporation, its corporate seal must be affixed to this instrument. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

3. To be effective, the proxy, together with the power of attorney or other authority, if any, under which was signed or a notarially certified copy thereof, must be delivered to CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, **at least forty-eight (48) hours (excluding non-business days) prior to the meeting** or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Management of the Corporation knows of no amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such amendment, variation or other matter properly comes before the meeting this Proxy confers discretionary authority upon the shareholder's proxyholder to vote on such amendments, variation or other such matter in accordance with its best judgment.

GOLCONDA RESOURCES LTD.


2001

ANNUAL REPORT

REPORT TO SHAREHOLDERS

On behalf of the Board of Directors of Golconda Resources Ltd., I am pleased to discuss the Company's activities and analyze its position for the future.

In 2001, due to a low gold price and a general lack of investors interest in gold, the Company spent a small amount of funds in exploration on its gold properties in Nevada. Work was concentrated on sampling and mapping specific areas, which were selected in the light of past results, to help us define targets for future drilling. Based on this work, we carried out a small drilling program in the beginning of last year. The results have defined some targets which we plan to drill this summer.

On our diamond prospect in Alaska we drilled several areas identify if there are possible pipe like intrusions to explain the wide spread occurrence of diamond indicator minerals. One area showed an assembly of volcanic rocks which seemed to represent a pipe like feature. This years initial winter drill program of 10 holes confirmed this and further drilling is planned for the summer.

In 1999, Golconda made the decision to start an exploration program in Canada.
By projecting geological trends recognized in our work in the United States into Canada, we choose an area in Northern Saskatchewan as the most prospective area to start our exploration efforts. This decision had the most dramatic effect on the direction of our Company.

Initially we staked the Ennis Lake property, which has the potential for a large gold-base metal deposit. The drilling program carried out in 1999 discovered a magnetic iron occurrence. Detailed studies showed that there is a potential for gold-base metal sulphide mineralization associated with this iron formation. Additional drilling is planned.

It soon became apparent that a large gabbro intrusion bordering the Ennis Lake property had the potential to contain economic gold, base metal and platinum–palladium mineralization. Golconda then staked an additional 29,000 hectares (72,500 acres).

An extensive drill program was started last year in the northern part of this complex (Wapawekka Complex) and two distinct styles of mineralization were encountered. In the western part of the area (Wapawekka West) mafic dikes containing primary copper-gold silver mineralization were encountered. Golconda is seeking a larger plug like intrusion from which these dikes originate.

About 8 km to the east (Wert Lake) the drilling encountered a large massive sulfide body with low grade copper-zinc-gold values. Similar occurrences with hopefully higher base and precious metal values are expected to occur in this area. An initial airborne geophysical survey is planned for this year, which will be followed by a drill program.

This work finally led to the recognition of the platinum-palladium potential of the Peter Lake Complex.

The three layered complexes: the Bushveld Complex in South Africa, the Great Dike in Zimbabwe and the Stillwater Complex in Montana account for ninety percent of the world's known Platinum Group Metal reserves. The Peter Lake Complex, has a strike length of 200 kilometres. With its immense size and the presence of significant platinum–palladium mineralization, the Peter Lake Complex has a high potential to contain economic Platinum Group Metals.

The Company has staked a total of 56,000 hectares (140,000 acres) covering an area of about 75 kilometres by 7.5 kilometres of the most prospective zone of this Complex. The Saskatchewan Geological Survey made the Peter Lake Complex their priority project and a mapping program is carried out this year. Golconda has planned an airborne geological survey over southwestern part of the complex for later this year.

Toward the end of September Golconda started exploring the Lone Peak Property in British Columbia. Detailed prospecting of the Spar Lake Horizon, a quartzite unit which contains large copper-silver deposits in Montana led to the discovery of similar mineralization on the property. The some zone carries also high-grade gold mineralization associated with quartz veining. Additional claims were staked and a substantial drill program is planned for this year.

With all these different land holdings, our Company is ideally positioned for a potential major discovery.

Thank you for your continued support.

On behalf of the Board,

G. Liedtke

Guenter J. Liedtke,

President & Chief Executive Officer President

GOLCONDA'S PROPERTY PORTFOLIO

Peter Lake – Wapawekka West – Wert Lake – Ennis Lake – Lone Peak (Canada)

South Monitor – Ralston Valley – Shulin Lake (USA)

HIGHLIGHTS

Golconda successfully advanced the following projects to a stage that the next exploration phase on any one of these projects may lead to a mayor discovery.



Shulin Lake
CANADA
Peter Lake
Wapawekka
Lone Peak
Ennis Lake
North Pacific Ocean
Ralston Valley
South Monitor
UNITED STATES
North Atlantic Ocean

January - South Monitor - Nevada

A hole drilled to the depth of 500 m (1500 ft) intersected a 60 m (200 ft) wide brecciated feeder zone underneath near surface gold mineralization. A strong increase in the lime content in the last 50 m (150 ft) of the hole indicates the proximity of the underlying Palaeozoic limestone. This limestone has the potential to contain Carlin type high grade gold mineralization where it is intersected by the feeder zone.

March-July - Wapawekka West - Saskatchewan

Diamond drilling discovered mafic dikes containing primary copper-gold-silver mineralization. Eight holes were drilled in search for the centre of an intrusion from which these dikes originated. This centre plug most likely contains a large tonnage of gold-copper-silver mineralization.



110° W
RAE PROVINCE
102° W
Northwest Territories
60° N
60°
Martin Fm
Murmac Bay Group
HEARNE PROVINCE
Wollaston Lake Fold Belt
Fish Hook Bay
Triana
Carswell Dome
Athabasca Basin
Wathaman (Chipewyan) batholith
Spence Lake
Peter Lake Domain
Nyberg Lakes (VH)
Rottenstone
South Indian Domain
Ithingo Lake
Lynn Lake Domain
Dot Lake
La Ronge
TRANS-HUDSON OROGEN
56° N
Glennie Domain
Kisseynew Domain
Hanson Block
Flin Flon Dom.
La Ronge
Wapawekka West
West Lake
Ennis Lake
PHANEROZOIC STRATA
Alberta
Saskatchewan
Manitoba
Fort à la Corne diamond field
Kelsey
Prince Albert
Choiceland
100 km

August-September - Wert Lake - Saskatchewan

Diamond drilling discovered a large "Vulcanogenic Massive Sulfide" system, which contains copper- zinc-gold values. This zone has a proven strike length of at least 1 km (3200 ft). Hole No-2 drilled in the centre intersected 60 m (200 ft) of massive sulfides. Because these sulfides are magnetic and these lenses often occur in clusters, a detailed airborne magnetic survey can outline other mineralized zones with higher base-and precious metal contents.

September-November - Lone Peak - British Columbia

Golconda discovered a 300 m (1000 ft) wide zone of quartz-stockwork type gold mineralization. Visible gold can be observed quite readily over the entire width of the zone. Several samples with copper sulfides indicate that this zone also has the potential for copper-silver mineralization below the leached outcrop. With the thickness of this zone exceeding 10 m (30 ft) and a strike length of 1 km (3200 ft) or more this mineralized zone has a potential for a large tonnage of gold mineralization.

PETER LAKE PROJECT - SASKATCHEWAN

In 1999 Golconda Resources Ltd. Started to investigate a very large layered gabbro complex, the "Peter Lake Complex" in Northern Saskatchewan. Sporadic exploration in the eighties had revealed the existence of what appeared scattered PGM mineralization. By plotting these occurrences, Golconda realized that although the occurrences spread over a distance of over 100 km they seem to occur all in the same horizon, which in the company's opinion indicated a possible Reef-type PGM mineralization. Golconda Resources Ltd. staked this horizon for for a distance of 75km and is now 100% owner of 11 claims covering a total of 56,000 hectares (140,000 acres).

The following characteristics are considered critical to the formation of a Bushveld/Stillwater - type PGM deposit:

1. A large (at least 4,000 m thick) differentiated body - The Peter Lake Complex seems to have a thickness of between 6,000 m and 10,000 m.
2. Tholeiitic magma - A master thesis by S. Walker (University of Regina) concluded that the original magma of the Peter Lake Mafic rocks was tholeiitic.
3. Multiple intrusions of magma into the chamber - Reappearance of additional ultramafic layers higher up in the sequence of the Peter Lake Complex prove the existence of new magma pulses.
4. Intrusions located within relatively stable intra cratonic environments - The Peter Lake Complex is located between two Archean/Proterozoic Cratons (Hearne Craton, SuperiorProvince Craton).

The following characteristics are typical of the Bushveld and Stillwater deposits. They are also identical in the Peter Lake Complex:

1. The mineralized horizons occur within the Anorthosite zone.
2. The mineralized horizons are not exceptionally sulfide rich, usually total sulphides range from 1-5% of the rock.
3. The mineralized horizons are marked by the brief re-emergence of minerals that are usually restricted to the ultramafic zone of the intrusion, i.e. pyroxenitic layers.
4. Textures indicative of turbulence are characteristic of the strata hosting the PGM mineralization.

The "Peter Lake Complex" is on of the largest layered complexes in the world and has been described in 1986 by L. Hulbert of the Geological Survey of Canada as "falling into the "Super Giant" category of mafic intrusions along with the Bushveld Complex and the "Great Dyke".



The comparison between the known systems (Bushveld and Stillwater) which contain over 90% of the world's primary Platinum Group Metal Deposits and the Peter Lake Complex shows the high PGM potential of Golconda's claims.

WAPAWEKKA PROJECT - SASKATCHEWAN

Golconda Resources Ltd. staked claim blocks totalling more than 29,000 hectares in the close vicinity of Wapawekka Lake, north central Saskatchewan. These properties were staked for the potential of platinum - palladium, gold and base metal the southern part identified by drilling a gabbroic rock with anomalous values of nickel, copper and palladium. mineralization hosted in the mafic to ultramafic complexes and the surrounding vulcanics. In 2000 Golconda's exploration in the southern part identified by drilling a gabbroic rock with anomalous values of nicle, copper and palladium.

In the year 2001 Golconda concentrated in exploration to the north western most area of the Wapawekka Complex. As there were two different targets, two separate project areas were formed – Wapawekka West (7172 ha) and adjoining to the East the Wert Lake project (2914 ha).

WAPAWEKKA WEST

A drilling program started in March 2001 to test an elongated magnetic anomaly. The drill core showed that an elevated magnetite content in a dioritic intrusion caused this anomaly. A few narrow dikes of ultramafic composition where also encountered in the drill core. These dikes contained primary disseminated mineralization of copper-silver-gold. It was reasoned that these dikes may be off-shoots of a larger mineralized plug of a similar composition. A total of eight holes were brought down in the search for this plug. The exploration program will continue in 2002.





WERT LAKE



In the beginning of August Golconda started a drilling program, after a ground magnetic survey detected a strong narrow magnetic anomaly with a strike length of 1100 m (3600 ft). Four holes spread over a distance of 650 m (2100 ft). intersected a large massive sulfide zone. Hole WAE-2 which was drilled in the centre near the highest magnetic values intersected 60 m (200 ft) of massive sulfides. The sulfides occur in a sequence of mafic to intermediate volcanics. The massive sulfides consist mainly of pyrrhotite a magnetic iron sulfide, with minor pyrite. Copper values reached a high of 0.1% and zinc values a high of 0.42 %. Additionally the sulfides contain anomalous gold and silver values. Golconda plans an airborne magnetic and electromagnetic survey to outline other massive sulfide zones which might have a higher base metal and precious metal content.

Two drill holes tested the contact with the gabbroic intrusion. The holes intersected a series of mafic to ultramafic layers and breccia zones. The rock has a relative high sulfide content and is anomalous in nickel, copper and palladium. It is anticipated that the airborne survey will also outline the contact between the volcanics and the gabbroic intrusion.

ENNIS LAKE PROJECT – SASKATCHEWAN (3220 hc 8000 ac)

Geological summary of the Ennis Lake Anomaly

In 1967 a geophysical airborne survey by the GSC detected a significant magnetic anomaly in central Saskatchewan.

The local geology consists of about a 250m thick subhorizontal Paleozoic and Mesozoic sedimentary strata overlying unconformable Precambrian basement rocks.

A report by Anglo American on their 1970 drill program in the general area describes a wildcat oil well drilled by Amerada in 1957. This hole encountered a 21 foot thick conglomerate overlying the basement with a significant (economic) gold content in the cementing magnetite. The hole was drilled 4 km from the centre of the magnetic anomaly.

Two commodities of a potential very high economic importance occur on the Ennis Lake Project. These two commodities are iron and gold. Iron - Based on Golconda's drilling of four holes and on a magnetic ground survey the company has outlined a potential resource of about 200 million tons of iron ore. Further drilling could increase this tonnage.

- The ore horizon has a thickness of about 50 m, is according to the magnetic survey about 1100 m long and is assumed to continue for at least 1000 m in depth. An average grade of the iron content is about 35%.
- The iron formation is of volcanic (exhalative) origin deposited in a deep-sea environment and is about 1.8 billion years old. Very large mineral deposits of this environment and age occurworld wide. They are either associated with the iron oxide (magnetite) or they are associated sulphide deposits. Their main types are lead-zinc, copper-gold and gold deposits.
- Quartz, barite and pyrite veining and high arsenic and bismuth values in the veins within the iron formation at Ennis Lake indicate a late stage hydrothermal event with the potential of associated gold and base metal mineralization.



241

Photo of banded iron ore drilled at the Ennis Lake magnetic anomaly. Dark grey bands are magnetite a common iron ore forming mineral interlayered with light coloured quartzitic sediments.

LONE PEAK PROJECT - BRITISH COLUMBIA

Golconda became interested in the Lone Peak claims because of high cobalt values found in sulphides and the occurrence of the Spar Lake Horizon, which can be traced on the property for about 3 km and has a thickness of approximately 100 meters.

About 85 km to the South near Libby - Montana, the Spar Lake Horizon (a Precambrian sequence of quartzites and siltstones) hosts a number of copper-silver ore bodies. The best known is the Spar Lake Deposit, which was mined in the 70's and contained 58 million tons at 0.76% copper and 1.7 oz/ton silver. Cobalt rich sulphides form a broad halo around these ore bodies.

Detailed prospecting on the Lone Peak claims discovered a 1000 m wide anticlinal fold in the Spar Lake quartzite, which contains sheeted quartz veins and an extensive quartz stockwork system. Secondary copper oxides indicated the potential for a primary copper-silver sulphide mineralization, which had been leached out of the weathered quartzite outcrops.

Finally primary copper sulphides were found in this zone. The samples assayed about 1% copper and 0.80 oz/ton silver, and showed Spar Lake type mineralization.

Visible gold can readily be observed in the quartz veins within the 1000 meters interval and samples from some of these outcrops assayed up to 0.950 oz/ton gold. Outcrops make up about 15% of the zone but float in between the outcrops shows also quartz veining and visible gold has been observed in the float as well.

Exploration results so far indicate a strong correlation with the widespread copper-silver mineralization occurring in northern Montana (the Spar Lake quartzite, the cobalt halo and the copper-silver). In addition, on the Lone Peak claims, the same zone has been used as conduit for later stage high-grade gold mineralization, which over printed the copper-silver zone for 1000 meters. This zone is projected to continue at shallow depth on the property for about 2 km.

A similar type of mineralization could be the cause of a strong placer gold occurrence directly to the north of the claims. A production in excess of one million ounces has been reported from this area. Golconda has therefore entered into an option agreement with a private individual to acquire a 100% interest in the Bri-Lin and Sully claims (29 claims - 725 ha.) and staked an additional 860 ha. The newly staked area covers the continuation of the Spar Lake Horizon to the east. The horizon occurs in the north slope of a small east-west running valley. In the past eighteen stream sediment samples taken from this valley s creek are averaging 8.1 gr/t of gold (0.24 ozAu/t). These samples were taken over a distance of 3.5 km (2 miles). Samples from a quartz vein in a shear zone next to the Spar Lake Horizon there assayed as high as 51 gr of gold/t (1.5ozAu/t) and 3565 gr of silver /t (104ozAg/t). An intial drill program has been started by Golconda and shows a very large, strong hydrothermal system.





Lone Peak Project Location

EXPLORATION IN THE UNITED STATES

Golconda controls two properties in the Tonopah area of Nevada, which have the potential to contain sediment hosted gold deposits (Carlin type) in a Paleozoic limestone sequence. Both properties occur at flanks of gravimetric highs caused by deep seated intrusions.

SOUTH MONITOR PROJECT - NEVADA

The South Monitor gold prospect is located 40 km southeast of Tonopah, Nevada. The property consists of 114 claims for a total of 2280 acres. Golconda has the right to earn 60 % in the property. A total of 96 holes were drilled on the property priors to Golconda involvement.

Golconda drilled a total of 31 holes which widespread gold mineralization. The company proved that the gold continued at least to a depth of 700 feet, which was the depth of the drilling and developed the concept that the gold mineralization was leakage from a potentially large Carlin Type deposit in the underlying Ordovician limestone. Several unsuccessful attempts to reach the limestone were made by Golconda.

Golconda found a strong bonanza vein type feeder zone in the South Zone. The zone is barren at surface. Gold values start at about 200 feet depth. The concept of a potentially large Carlin Type gold deposit underneath the feeder zone was tested in January 2001.

- Golconda drilled the hole to a depth of 1640 ft (500 m).
- The hole intersected the South Zone structure from 1050 ft to 1360 ft. The zone was still oxidized and potassic altered but unmineralized.
- The next hole is planned about 300 ft (100 m) further west and is expected to encounter the limestone and associated gold mineralization at about 1800 ft depth.



RALSTON VALLEY PROJECT - NEVADA

The Ralston Valley property is located 35 km north east of Tonopah – Nevada in the southern part of the Toquima Range. Golconda owns 23 claims for total of 460 acres.

Carlin type high grade replacement ore in limestone beds occur in the Manhattan district - 7 miles to the north and at depth of the Round Mountain Mine, about 17 miles to the north of the Ralston Valley claims. The property is situated on the sand-covered extension of the Palaeozoic limestone and shale sequence, which shows gold/silver mineralization over a 3000 ft strike length.

A soil geochemical survey showed three anomalous zones being buried underneath the gravel in the valley. The anomalies occur as projected extensions of gold mineralized zones. Earlier drilling by Golconda found the overburden to be at least 400 ft deep. A deeper drill program is planned for this year.



DIAMOND PROJECT

SHULIN LAKE - ALASKA

The Shulin Lake property is located about 75 km north-west of Anchorage - Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda acquired a 40 % interest in the property and increased its interest to a total of 51 % by spending $150,000 in exploration.

The property lies to the south of the Alaska Range which has been formed over an old subduction zone.

Several Years ago Shulin Lake Mining Inc., a private company, discovered chrome diopside in river gravel. A geologist hired by the company took several samples, which were analyzed by Lakefield Resources Ltd.

The samples confirmed among other indicator minerals also diamond stability field chromites. The number of indicator minerals and the fresh, angular habit of the grains led to the conclusion that the source of these indicators was nearby.

In March 2001 three drill targets were selected by Shulin Lake Mining. The holes were up to 2 km apart with outcropping sandstone between the holes. One hole drilled to the depth of 100 ft intersected a rock type consisting of angular to slightly rounded fragments of phyllite, biotiteschist and quartzite in a fine grained matrix of the same rock, which seems to represent the underlying crystlline basement. Another mayor component of the rock is definitely of volcanic origin and consists tuff fragments and tuffaceous breccias. Additionally the rock contains pyroxene, olivine, orange garnets, chromite, ilmenite and other minerals of kimberlitic/lamproitic affiliation, which point to the possibility that these targets may represent pipe like intrusions.

In July of 2001 a diamond drill hole encountered a mixture of mafic pyroclastic and basement fragments down to a depth of 195 ft, indicating the crater facies of a pipe like structure.

This year in February four reverse circulation holes were drilled to a depth of 100 m (330 ft) each. The distance between the holes was about 150 m (500 ft) each. All holes terminated in pyroclastics rocks containing the indicator minerals found in earlier samples.

In March and April some deeper diamond drill holes were brought down. The drilling covers now an area of about 600 m by 400 m and has encountered an interfingering sequence of clay altered tuffs, reworked pyroclastics and in place pyroclastics.

Petrography analysis shows a mixture of volcanic particles, mafic to ultramafic fragments and mineral grains. K-feldspars, Lucite and other minerals could indicate a lamproitic affinity. The samples will be tested for micro diamonds and diamond indicator minerals.





AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 15, 2002

Dick Cook Schulli

CHARTERED ACCOUNTANTS

Golconda Resources Ltd.

Consolidated Balance Sheet

As at December 31, 2001 and 2000

	2001	2000
Assets		
Current		
Cash	$ –	$ 43,183
Accounts receivable	17,087	21,987
Prepaid expenses	916	472
	18,003	65,642
Mineral properties and deferred expenditures - Note 4	3,410,336	1,822,702
Capital - Note 5	6,012	5,204
Mineral reclamation deposits	40,900	35,400
	$ 3,475,251	$ 1,928,948
Liabilities		
Current		
Bank indebtedness	$ 1,714	$ –
Accounts payable and accrued liabilities	611,520	258,986
Loan payable	25,000	–
	638,234	258,986
Nature of operations - Note 1		
Commitment - Note 10		
Shareholders' Equity		
Share capital - Note 6	9,595,825	8,239,425
Deficit	(6,758,808)	(6,569,463)
	2,837,017	1,669,962
	$ 3,475,251	$ 1,928,948

Approved by the Board:

[signature] GUENTER J. LIEDTKE, **Director**

[signature] TERRY S.C. CHAN, **Director**

Consolidated Statement of Loss and Deficit

For the years ended December 31, 2001 and 2000

	2001	2000
Expenses and other		
Abandonments of mineral properties and deferred expenditures, net of recoveries	$ 643	$ 198,689
Amortization	1,992	1,535
General and administrative	183,302	172,489
Property evaluations	3,408	–
	189,345	372,713
Net loss	(189,345)	(372,713)
Deficit, beginning of year	(6,569,463)	(6,196,750)
Deficit, end of year	$ (6,758,808)	$ (6,569,463)
Basic loss per share	$ (0.01)	$ (0.01)

Golconda Resources Ltd.

Consolidated Statement of Cash Flows

For the years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used for):		
Operating activities		
Net loss	$ (189,345)	$ (372,713)
Add items not affecting cash		
Abandonments of mineral properties and deferred expenditures	–	324,181
Settlement of exploration payables	–	(125,492)
Amortization	1,992	1,535
	(187,353)	(172,489)
Net change in non-cash working capital items		
Accounts receivable	4,900	8,388
Prepaid expenses	(444)	(12)
Accounts payable and accrued liabilities	352,534	(138,927)
Loans payable	25,000	-
	194,637	(303,040)
Financing activities		
Issue of shares for cash		
on private placement	692,500	250,000
on exercise of warrants	76,000	313,340
on exercise of options	127,500	288,250
Costs of issuing shares	(4,600)	(1,017)
	891,400	850,573
Investing activities		
Proceeds from sale of capital assets	–	186
Acquisition of capital assets	(2,800)	(399)
Deferred exploration expenditures paid	(1,122,634)	(569,593)
Mineral reclamation deposits paid	(5,500)	–
	(1,130,934)	(569,806)
Decrease in cash	(44,897)	(22,273)
Cash, beginning of year	43,183	65,456
Cash (bank indebtedness), end of year	$ (1,714)	$ 43,183
Supplemental cash flow information		
Cash taxes paid	$ –	$ –
Cash interest paid	–	–
Supplemental disclosure of non-cash investing and financing activities		
Issuance of common shares on acquisition of mining claims	465,000	–

Notes to Consolidated Financial Statements

For the years ended December 31, 2001 and 2000

Note 1 - Nature of Operations

The Company is in the process of evaluating its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, satisfaction of related commitments, confirmation of the Company's interest in the underlying mineral claims, environmental considerations, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or alternatively upon the ability of the Company to dispose of properties or its interests therein on an advantageous basis.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company's ability to continue as a going concern is dependent upon its ability to raise additional share capital, and thereafter attain profitable operations through production, generate working capital sufficient to meet current and future obligations and the continued support of the various creditors, lenders and shareholders. It is not possible to predict whether any financing efforts will be successful or if the Company will attain profitable levels of operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and the classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

b) Mineral properties and deferred expenditures

Acquisition and deferred expenditures, which include the direct costs of acquiring, maintaining, exploring and developing properties and other costs directly related to specific properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned, the related costs are charged to operations. The amounts shown for mineral properties and deferred expenditures represent expenditures to date less amounts written-off and do not necessarily reflect present or future values.

c) Other capital assets and related amortization

The Company provides for amortization on other capital assets using the declining balance method at annual rates of 20% to 30%.

d) Impairment

The Company assesses the carrying values of its mineral property and deferred exploration costs and capital assets for impairment when circumstances indicate such amounts may not be recoverable from future operations. Generally, assets to be held and used in operations are considered impaired if the sum of expected undisclosed future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. Based on its review, management does not believe any impairment has occurred.

e) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

f) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities and operations are translated at the exchange rate prevailing at the transaction date.

g) Loss per share

The Company has retroactively adopted the new standard for the computation and disclosure of loss per share. Under the new standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.

Basis loss per share is calculated based on the weighted average number of shares outstanding during the year of 30,727,000 (2000 - 27,411,000). Fully diluted loss per share is not shown as it is anti-dilutive.

h) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

No recognition of future income tax assets has been reflected in these financial statements as the Company has yet to achieve profitable operations.

i) **Stock option plan**

The issue of options under the Company's stock option plan is treated as a capital transaction for accounting purposes when the options are exercised. Accordingly, the grant of options does not give rise to compensation expense.

j) **Recent accounting pronouncements**

In December 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective for the Company's fiscal year beginning January 1, 2002, the new section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the section encourages but does not require that a fair-value based approach be used. The Section also addresses the accounting for stock appreciation rights and awards to be settled by cash, other financial assets and equity. The Company does not expect the adoption of this section to have an initial material impact on its consolidated financial statements.

Note 3 - Business Acquisition

On May 3, 2001 the Company acquired all of the issued and outstanding shares of 885301 Alberta Ltd. through the issuance of 1,500,000 common shares at a deemed price of $0.30 for total purchase cost of $450,000.

The transaction was completed at arms length and is recorded using the purchase method. The only assets of the Company are its interests in mining claims in the following properties:

Shulin Lake, Alaska
Wapawekku, Saskatchewan
Peter Lake, Saskatchewan
Big Sandy Lake, Saskatchewan

The fair value of the mining claims acquired at May 3, 2001 is $450,000.

Results of operations have been included in the consolidated financial statements from the date of acquisition of May 3, 2001.

Note 4 - Mineral Properties and Deferred Expenditures

	Mineral Properties	Deferred Exploration Expenditures	Total 2001	Total 2000
Canada				
Ennis Lake, Saskatchewan	$ 15,149	$ 552,496	$ 567,645	$ 576,167
Peter Lake, Saskatchewan	201,545	215,340	416,885	256,138
Wapawekka, Saskatchewan	153,181	828,783	981,964	184,438
Big Sandy Lake, Saskatchewan	45,000	–	45,000	–
West Lake, Saskatchewan	–	127,229	127,229	–
Lone Peak, British Columbia	23,700	30,698	54,398	–
	438,575	1,754,546	2,193,121	1,016,743
United States				
South Monitor, Nevada	124,497	661,930	786,427	694,883
Ralston Valley, Nevada	13,961	119,810	133,771	111,076
Shulin Lake, Alaska	138,210	158,807	297,017	–
	276,668	940,547	1,217,215	805,959
	$ 715,243	$ 2,695,093	$ 3,410,336	$ 1,822,702

Lone Peak, British Columbia

Effective October 15, 2001, the Company acquired an option to earn a 90% interest in 54 claims in Lone Peak, British Columbia, subject to a 2% royalty. For consideration, the Company issued 50,000 common shares at a deemed price of $0.30 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the acquisition at a deemed price to be determined at the date of issuance.

In addition, the Company is required to incur the following exploration expenditures as follows:

Incurred by	Expenditures
October 15, 2002	$ 75,000
October 15, 2003	100,000
October 15, 2004	125,000
October 15, 2005	150,000

As at December 31, 2001, the Company has incurred exploration expenditures of $30,698 on the property.

South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001.

To date the Company has incurred expenditures of approximately $535,000 U.S. on the property and is currently in negotiations on an extension of the expenditure commitment. Management of the Company believe they will be successful in securing the commitment extension.

Note 5 - **Capital Assets**

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,202	$ 3,274	$ 3,892
Computer equipment	8,328	5,590	2,738	1,312
	$ 18,804	$ 12,792	$ 6,012	$ 5,204

Note 6 - **Share Capital**

a) **Authorized**

Unlimited number of common shares of no par value

b) **Issued**

	Number of Common Shares	Stated Value
Balance – December 31, 1999	25,906,234	$7,388,852
Issued for cash		
Pursuant to private placements (net of share issue costs of $1,017)	500,000	248,983
Pursuant to exercise of stock options	1,173,000	288,250
Pursuant to exercise of warrants	1,122,000	313,340
Balance, December 31, 2000	28,701,234	8,239,425
Issued for cash		
Pursuant to private placement (net of share issue costs of $4,600)	2,150,000	687,900
Pursuant to exercise of stock options	450,000	127,500
Pursuant to exercise of warrants	160,000	76,000
Issued on acquisition of mineral claims	1,550,000	465,000
Balance, December 31, 2001	33,011,234	$9,595,825

c) **Stock option plan**

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is three years.

A summary of the status of the stock option plan as of December 31, 2001 and 2000 and changes during the years then ended is presented below:

	2001		2000	
	Stock Options	Weighted Average Exercise Price ($)	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,725,000	0.43	2,398,000	0.35
Granted	950,000	0.33	1,550,000	0.40
Exercised	(450,000)	0.28	(1,173,000)	0.25
Expired	(50,000)	0.25	(50,000)	0.15
Outstanding, end of year	3,175,000	0.42	2,725,000	0.43
Exercisable, end of year	3,175,000		2,725,000	

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	75,000	April 11, 2002
$ 0.60	700,000	June 6, 2002
$ 0.40	1,100,000	July 19, 2003
$ 0.40	350,000	September 25, 2003
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 23, 2004
	3,175,000	

d) **Warrants**

A summary of the status of the common share purchase warrants as of December 31, 2001 and 2000 and changes during the years then ended is presented below:

	2001		2000	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	500,000	0.60	1,572,000	0.35
Issued	2,150,000	0.34	500,000	0.60
Exercised	(160,000)	0.48	(1,222,000)	0.35
Expired	(340,000)	0.60	(350,000)	0.35
Outstanding, end of year	2,150,000	0.34	500,000	0.60

The following table summarizes information about common share purchase warrants outstanding as of December 31, 2001.

Number of Warrants	Exercise Entitlement	Exercise Price per Share	Expiry Date
1,200,000	one share for each warrant	$ 0.33	June 3, 2002
950,000	one share for each warrant	$ 0.35	October 18, 2002

Note 7 - Income Taxes

(a) **Expected income tax expense**

The provision for income taxes differs from the results which would be obtained by applying the combined Federal and Provincial tax rate of approximately 44% to the loss before income taxes. This difference results from the following items:

	2001	2000
Expected income tax (recovery)	$ (83,000)	$ (164,000)
Share issue costs deducted	(1,000)	(1,000)
Property abandonment in subsidiary	–	143,000
Other	1,000	1,000
Non-recognition of tax loss carry forwards	83,000	21,000
Provision for income taxes	$ –	$ –

b) **Future income taxes**

The components of the net future income tax asset as follows:

	2001	2000
Future income tax asset:		
Mineral properties and deferred expenditures	$1,100,000	$ 440,000
Capital assets	6,000	5,000
Tax loss carry forwards	436,000	407,000
Share issue costs	14,000	4,600
	1,556,000	856,600
Valuation allowance	(1,556,000)	(856,600)
Future income tax asset	$ –	$ –

(c) **Loss carry forwards**

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $990,000 and net operating losses for United States income tax purposes of approximately $4,500,000 USD, the related benefits of which have not been reflected in these consolidated financial statements. Unless sufficient taxable income is earned in Canada, the Canadian losses will expire as follows:

2002	$ 72,000
2003	108,000
2004	137,000
2005	150,000
2006	173,000
2007	164,000
2008	186,000

The losses for United States income tax purposes expire at various dates until the year 2015. In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

(d) **Tax pools**

The Company has available the following approximate amounts which may be deducted, at annual rates indicated, in determining taxable income of future years.

	Rate	2001	2000
Canadian resource expenditures	100%	$2,200,000	$1,000,000
Foreign exploration and development expense	10%	297,000	-
Capital cost allowance	20 - 30%	19,000	16,000
Share issue costs deductible	20%	6,000	4,000

Note 8 - **Segmented Information**

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States. Operations and identifiable assets by geographic region are as follows:

	2001	2000
Operating loss		
Canada	$ 184,723	$ 163,555
United States	4,622	209,158
	$ 189,345	$372,713
Identifiable assets		
Canada	$2,221,880	$1,088,352
United States	1,253,371	840,596
	$3,475,251	$1,928,948

	2001	2000
Capital expenditures		
Canada	$ 714,177	$ 466,535
United States	411,257	103,457
	$1,125,434	$ 569,992

Note 9 - **Related Party Transactions**

During the year the Company entered into the following transactions with related parties:

(a) The Company paid to its directors, either directly, or indirectly, the following amounts:

	2001	2000
For deferred exploration expenditures	$ 100,580	$ 25,001
For general and administrative costs	16,500	17,724

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

(b) At the end of the year, the amounts due to related parties were as follows:

	2001	2000
Due to directors	$ 5,723	$ -

Included in accounts receivable at December 31, 2001 is $1,617 (2000 - $Nil) due from a director and in accounts payable at December 31, 2001 is $7,340 (2000 - $Nil) due to directors.

The balances due to related parties are interest-free and unsecured. The amounts will be paid in the normal course of operations.

Note 10 - **Commitment**

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11 - **Financial Instruments**

Credit risk exposures

As the Company is currently in the exploration phase there are no operating accounts receivable and accordingly the Company's exposure to credit risk is minimized.

Interest rate risk exposure

All of the Company's financial instruments are non-interest bearing, thereby minimizing exposure to interest rate risk.

Fair values

The fair values of cash, accounts receivable, accounts payable and accrued liabilities and related party advances approximate their carrying values given the expected short term to maturity of these instruments.

Directors and officers

Terry S.C. Chan, Calgary, Alberta
Treasurer, Director

Howard G. Coopersmith, Fort Collins, CO
Director

Robert E. Crancer, St. Louis, MO
Director

Reynoudt Jalink, Calgary, Alberta
Director

Guenter J. Liedtke, Calgary, Alberta
President & CEO, Director

Lyle D. Pederson, Toledo, ON
Director

Fosca V. Benvenuti, Calgary, Alberta
Secretary

Transfer Agent

CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1

Stock Exchange

Trading Symbol: GA
Listed: TSX – Venture Exchange
Shares outstanding at March 31. 2002: 34,011,234

For additional information contact:
Guenter J. Liedtke, President
#620, 304-8th Avenue SW
Calgary, Alberta, Canada T2P 1C2

Phone: (403) 232-6828
Fax: (403) 232-8650
E-Mail: golconda@cadvision.com
http://www.golcondaresources.com

#82-3167

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of:	______ **Schedule A**
	_X_ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	620, 304 - 8th Avenue S.W. Calgary, Alberta T2P 1C2
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR THE YEAR ENDED:	December 31, 2001
CONTACT E-MAIL ADDRESS:	golconda@cadvision.com
DATE OF REPORT:	May 21, 2002

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

SIGNATURE	**Guenter J. Liedtke**	**Date Signed (2002/05/21)**
SIGNATURE	**Terry S. C. Chan**	**Date Signed (2002/05/21)**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the financial year ended December 31, 2001 is included in Note 4 to the Audited Consolidated Financial Statements in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in Note 9 to the audited consolidated financial statements in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

Issue Date	Securities Type	Number Issued	Price (Cdn$)	Total Proceeds (Cdn$)	Consideration Type
January 3	Common	100,000	0.40	40,000	Warrants
January 16	Common	50,000	0.25	12,500	Options
March 28	Common	100,000	0.40	40,000	Options
June 4	Common	1,200,000	0.30	360,000	P. Placement
June 27	Common	1,500,000	0.30	*450,000	Property Acq.
July 3	Common	300,000	0.25	75,000	Options
Oct. 19	Common	950,000	0.35	332,500	P. Placement
Nov. 14	Common	50,000	0.30	15,000	Property Acq.
December 31	Common	60,000	0.60	36,000	Warrants
		2,760,000			

*deemed value

(b) PARTICULARS OF OPTIONS GRANTED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

Issue Date	Number of Shares	Name of Optionee	Exercise Price(Cdn$)	Expiry Date
08/23/01	200,000	Howard G. Coopersmith	0.35	08/22/04
08/23/01	250,000	Guenter J. Liedtke	0.35	08/22/04
08/23/01	200,000	Lyle D. Pederson	0.35	08/22/04
	650,000			

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT DECEMBER 31, 2001

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	33,011,234	$9,595,825

A detailed summary of options and warrants outstanding as at December 31, 2001 are included in Note 6 (c) and (d) to the consolidated financial statements in Schedule A.

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Address	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. DESCRIPTION OF BUSINESS

Golconda Resources Ltd. (the "Corporation"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Canada and in the United States.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(Additional detailed information is included in Notes 3 and 4 to the consolidated financial statements in Schedule A)

During the year 2001, exploration efforts were mainly concentrated on the Wapawekka area in Northern Saskatchwewan.

- Eight diamond drill holes were brought down on the Wapawekka West project were dike-like mafic intrusions were intersected. These dikes contain primary copper silver gold mineralization. We believe that we can follow the dikes back to a plug-like intrusion with similar mineral composition. The exploration is complicated by a 60 m thick sequence of glacial debris and sandstone.
- Six holes drilled to the East of the adjoining West Lake project encountered a thick, massive sulfide body which contained low copper, zinc, silver and gold values. The body is magnetic and the Corporation plans to carry out an airborne survey to detect similar bodies, as these normally occur in clusters. Chances to outline similar bodies are excellent, and it is hoped that some of them will have a higher precious- and base metal content;

- On June 8, 2001, the Canadian Venture Exchange (now TSX Venture) accepted for filing a Share Purchase Agreement, dated May 3, 2001, between the Corporation and 885301 Alberta Ltd.(the "Vendor") whereby the Corporation acquired 100% interest of the Vendor's outstanding securities along with its assets in consideration of the issuance of 1,500,000 common shares at the deemed price of $0.30 per share. The assets consist of the following mineral claims:
  - 40% interest in 152 mineral claims (approximately 6,400 hectares), Shulin Lake, Alaska;
  - 100% interest in mineral Claim S-106633 (5,650 hectares), Peter Lake, Saskatchewan;
  - 90% interest in mineral Claim S-106379 (3,055 hectares),Wapawekka, Saskatchewan; and
  - 90% interest in mineral Claims S-10644 and S-10645 (7,430 hectares), Big Sandy Lake, Saskatchewan.

  The Corporation carried out a drilling program at Shulin Lake, Alaska, with positive results.

- On November 1st, 2001 the Canadian Venture Exchange (now TSX Venture) accepted for filing a four (4) year Option to Purchase Agreement between the Corporation and Brian Kostiuk, the registered holder of certain mineral claims, whereby the Corporation will acquire 90% right, title and interest, and 90% beneficial ownership in and to the Lone Group mineral claims (54 Units - 1300 Hectares) located in the Fort Steele Mining Division, British Columbia, to be effective October 15, 2001. Mr. Kostiuk will retain 10% of the right, title and interest and 10% of the beneficial ownership in and to the property, and a 2% NSR. The total share consideration for the transaction is the issuance of 200,000 common shares at any time during the term of the Agreement, being the Purchase Price for the claims, with the following obligations:
  - 50,000 shares on acceptance of formal agreement by the regulatory authorities
  - 50,000 shares on the 1st anniversary of the agreement
  - 50,000 shares on the 2nd anniversary of the agreement
  - 50,000 shares on the 3rd anniversary of the agreement
  - required work commitment:

    exploration expenditures in the amount of $75,000 for the first year; $100,000 for the second,

$125,000 for the third and $150,000 for the fourth. Exploration expenditures are cumulative and can be carried forward.

The Corporation carried out a sampling program in this prospect which showed quartz veins with high-grade gold.

Positive results were also received from the South Monitor prospect in Nevada.
Future follow up work on any of these projects might lead to a mineral discovery.

The 2001 operations were financed by private placement of treasury shares and the exercise of options and warrants.

It is anticipated that exploration funds in 2002 will be raised mainly by private placement of treasury shares. On March 26, 2002, a flow-through private placement of 1,000,000 common shares, issued at the price of $0.25 per shares, with attached 1,000,000 share purchase warrants exercisable at $0.30 per share for a period of one year expiring on March 25, 2003, raised $250,000. These funds are being expended in the Corporation's properties in British Columbia and Saskatchewan.

Income tax details are included in Note 7 to the consolidated financial statements in Schedule "A".